UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Biofrontera AG

(Name of Issuer)

Ordinary Shares, with no par value

(Title of Class of Securities)

09075G105 **

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09075G105

1	NAMES OF REPORTING PERSONS Maruho Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,062,809
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,062,809
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,062,809
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

CUSIP NO. 09075G105

1	NAMES OF REPORTING PERSONS Maruho Deutschland GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,062,809
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,062,809
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,062,809
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

Item 1.

(a)	Name of issuer:

Biofrontera AG

(b)	Address of issuer’s principal executive offices:

Hemmelrather Weg 201, 51377 Leverkusen, Germany

Item 2.

(a)	Name of person filing:

This Schedule 13G is being jointly filed by (i) Maruho Deutschland GmbH (“Maruho Germany”) and (ii) Maruho Co., Ltd. (“Maruho Japan”, and together with Maruho Germany, the “Reporting Persons”). Maruho Germany directly beneficially owns the Ordinary Shares covered by this Schedule 13G, but is a wholly owned subsidiary of Maruho Japan.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 1, 2019, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any subsequent amendments hereto.

(b)	Address or principal business office or, if none, residence:

Maruho Japan: 1-5-22 Nakatsu, Kita-ku, Osaka, Japan

Maruho Germany: Hemmelrather Weg 201, 51377 Leverkusen, Germany

(c)	Citizenship:

Maruho Japan and Maruho Germany are organized under the laws of Japan and Germany, respectively.

(d)	Title of class of securities:

Ordinary Shares

(e)	CUSIP No.:

The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned

9,062,809 (1)

(b)	Percent of class:

20.3% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

9,062,809 (1)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

9,062,809 (1)

(iv)	Shared power to dispose or to direct the disposition of

0

(1)	These Ordinary Shares are held directly by Maruho Deutschland GmbH, which is a wholly owned subsidiary of Maruho Co., Ltd.
(2)	Based on information set forth in the Company’s Form 6-K furnished on January 3, 2019 (which reported that there were 44,632,674 Ordinary Shares issued and outstanding as of December 31, 2018).

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Item 2 above.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 2, 2019

Maruho Co., Ltd.

By:	/s/ Koichi Takagi
Name:	Koichi Takagi
Title:	President and CEO

Maruho Deutschland GmbH

By:	/s/ Junichi Hamada
Name:	Junichi Hamada
Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 1, 2019, between Maruho Co., Ltd. and Maruho Deutschland GmbH